Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. (the “Company”) are invited to the Ordinary and Extraordinary Shareholders’ Meeting to be held on August 15, 2017, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1° Appointment of two shareholders to sign the minutes.

2° Increase of the share capital of the Company to allow for a maximum issuance of up to 150,000,000 new ordinary class B shares, book-entry, with each share, face value of $1 (one peso) per share, being entitled to a right to one (1) vote and to collect the same dividends under equal conditions with the ordinary class B shares, book entry, outstanding at the time of the issuance. The new ordinary class B shares are to be offered for public subscription in Argentina and/or abroad. The limits within which the Board of Directors will establish the share issuance premium will also be established.

3° Reduction of the term to exercise the preemptive rights and increase subscription rights of the new ordinary shares, book entry, to the legal minimum term of ten (10) days, as set forth in article 194 of the Argentina Company´s Law N° 19,550, as amended.

4° Request for authorization to make a public offering in Argentina and/or in foreign markets that the Board of Directors will determine in a timely manner, and listing on Bolsas y Mercados Argentinos S.A. (“BYMA”), the National Association of Securities Dealers Automated Quotation (“NASDAQ”) and/or additional foreign markets to be determined by the Board of Directors.

5° Delegation to the Board of Directors of the necessary powers to (i) determine the opportunity to implement a capital increase and authorize all the issuance conditions not established by the Shareholders´ Meeting, (ii) authorize the Board of Directors, if necessary, to resolve an additional increase of up to 15% in the number of shares authorized to be issued in case of oversubscription (always within the maximum amount fixed by the Shareholders´ Meeting of 150,000,000 shares), in accordance with article 62 of the Argentine Law N° 26,831, (iii) request the public offering and listing of the shares (or the certificates representing the same) to be issued as a result of the determined capital increase to the Argentine National Securities Commission (the “CNV”), The Securities and Exchange Commission of the United States of America (the “SEC”), BYMA, NASDAQ and/or any other similar foreign agency, (iv) execute any type of agreement with local and/or foreign financial institutions so that they can subscribe and integrate said shares for their placement in the local Argentine and/or international market, and perform all necessary and/or appropriate proceedings in order to implement the resolutions adopted by this Shareholder´ Meeting, (v) if necessary, extend and/or adjust the current American Depositary Receipts program currently in force between the Company and the Bank of New York Mellon, as custodian of the American Depositary Shares, delegating into the Board of Directors the determination of the terms, conditions and scope of such program, (vi) implement all the other decisions adopted by the Shareholders´ Meeting in relation to items 2, 3 and 4 of the Agenda, and (vii) authorize the Board of Directors to sub-delegate the aforementioned powers to one or more directors and/or managers of the Company and/or in any individual whom it may designate such powers according to CNV´s rules.

Grupo Financiero Galicia S.A.

CUIT 30-70496280-7

Notes:

1)	Shareholders are hereby notified that in order to attend the shareholders´ meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before August 9, 2017 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th. Floor, Buenos Aires, so that the shares can be registered in the shareholders´ meeting attendance record book.

2)	When considering item 3, 4 and 5 of the agenda, the shareholders´ meeting shall be treated as extraordinary.

3)	Shareholders are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).

A. Enrique Pedemonte

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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